Exhibit 10.6

RELEASE AGREEMENT

This Release Agreement (“Agreement”) is made and entered into this 11th day of April 2011 (the “Effective Date”), by and between SCOTT A. WOLSTEIN, his heirs, executors, successors and administrators (“YOU,” “YOUR” or “YOURSELF”), and DEVELOPERS DIVERSIFIED REALTY CORPORATION (“DDR”). (YOU and DDR are each sometimes referred to herein as a “Party” or collectively as the “Parties”).

Under the terms of this Agreement, DDR and YOU further agree as follows:

1. Separation.     YOUR employment with DDR will terminate on July 1, 2011 (the “Separation Date”). Pursuant to the terms of the Amended and Restated Employment Agreement, dated as of July 29, 2009, between YOU and DDR (the “Employment Agreement”), the termination of YOUR employment with DDR will be designated a termination without Cause by the Board of Directors of DDR (the “Board”) in accordance with Section 7.4 of the Employment Agreement that is effective as of the Separation Date, and YOU acknowledge and agree that YOU have received all applicable notices required under the Employment Agreement in connection with the termination of YOUR employment with DDR in a timely manner. The Separation Date will be YOUR “Termination Date” as defined in the Employment Agreement. Notwithstanding the Separation Date, YOU hereby resign from the Board and all offices, other directorships and committee positions (and similar positions) with DDR and any and all subsidiaries or affiliates of DDR, including as Executive Chairman of the Board, effective as of the Effective Date. YOU acknowledge and agree that neither the Board nor DDR has an obligation to nominate YOU for election as a director of DDR or to use any effort to cause YOU to be elected as a director of DDR at the 2011 Annual Meeting of Shareholders of DDR or any time thereafter, and that YOU will not be nominated for election as a director of DDR at the 2011 Annual Meeting of Shareholders of DDR. From the Effective Date until the Separation Date, YOU will remain a non-officer employee of DDR, but YOU will perform only those duties expressly directed to YOU by the Chief Executive Officer of DDR. YOUR final day of employment with DDR is the Separation Date, and any benefits provided to YOU pursuant to YOUR employment with DDR shall cease as of the Separation Date unless otherwise specifically provided at law or under this Agreement or the Employment Agreement, or under any other DDR plan or agreement that provides for benefits to be provided to YOU following termination of YOUR employment.

2. Release.     In consideration of the payments and benefits provided to YOU pursuant to the Employment Agreement and this Agreement, by signing this Agreement, YOU agree to release DDR, its predecessors, current and former subsidiaries, divisions, related entities and affiliates and all of their current and former boards, owners, officers, trustees, directors, members, shareholders, agents, representatives, employees, employee benefit plans, insurers, attorneys and their successors and assigns (collectively referred to hereafter as the “DDR Released Parties”) from any and all claims that have arisen or may arise out of YOUR employment with or separation from DDR, up to the date of this Agreement, whether now known or unknown, including, but not limited to, all claims for compensation and fringe benefits; all claims of wrongful discharge or constructive discharge; all claims of breach of express or implied contract or promissory estoppel; all claims of breach of public policy or tort; all claims of defamation or emotional distress; and all other claims under Ohio or federal law, including without limitation any and all claims of discrimination, harassment or retaliation arising under the Age Discrimination in Employment Act of 1967, as amended, or any other law, statute, code or ordinance or under the common law (“Release”). YOU hereby agree to execute an updated Release as of the Separation Date, if requested by DDR, covering the matters addressed in this Section 2.

Subject to applicable law, by signing this Agreement, YOU also warrant that YOU have not filed any action against or sued the DDR Released Parties, and will not sue or file any actions against the DDR Released Parties, with respect to claims covered by this Agreement.

YOU recognize and understand that, by signing this Agreement, YOU are giving up the opportunity to obtain compensation, damages, and other forms of relief for YOURSELF. This Agreement, however, is not intended to and does not interfere with the right of any governmental agency to enforce laws or to seek relief that may benefit the general public, or YOUR right to assist with or participate in that process. By signing this Agreement, however, YOU waive any right to personally recover against the DDR Released Parties, and YOU give up the opportunity to obtain compensation, damages or other forms of relief for YOURSELF other than that provided in this Agreement. YOU are not, by this Release, waiving any rights: (a) to continuing coverage as an insured under DDR’s directors and officers liability insurance for acts or omissions during the period YOU were employed by or served as a director of DDR; (b) to indemnification to the extent provided under YOUR Officer Indemnification Agreement, dated April 3, 2009; or (c) to the payments and benefits expressly set forth or referenced in this Agreement or the Employment Agreement; and this Release does not prohibit YOU and shall not be interpreted as prohibiting YOU from taking any action to enforce such rights.

YOU also recognize, understand and agree that DDR’s provision of the payments and benefits described in Sections 3(c), 4, 5(a) and 5(c) of this Agreement are contingent on YOUR timely execution of this Agreement and YOUR not revoking this Agreement pursuant to Section 9 of this Agreement, and that in the event that YOU revoke this Agreement pursuant to Section 9 of this Agreement (x) YOU will be obligated to restore and repay to DDR any and all payments and benefits described in Sections 3(c), 5(a) and 5(c) of this Agreement that have previously been provided to YOU by DDR and (y) the vesting and acceleration of the Accelerated Award Shares described in Section 4 of this Agreement shall be null and void.

3. Payments Under Employment Agreement.     Pursuant to the terms of the Employment Agreement, YOU shall be provided with the following payments and benefits. YOU hereby agree that the payments and benefits set forth in this Section 3, in conjunction with the payments and benefits provided for under Sections 4 and 5 of this Agreement, will fully and completely satisfy any and all of DDR’s obligations to YOU under Sections 8.2 and 9 of the Employment Agreement:

(a) In accordance with the terms of Section 8.2(a) of the Employment Agreement, DDR will continue to pay YOU YOUR base salary at the annual rate of $875,000 through the Separation Date in accordance with DDR’s current payroll practices;

(b) In accordance with the terms of Section 8.2(b) of the Employment Agreement, YOU and DDR acknowledge and agree that DDR has already paid YOU

YOUR Annual Cash Bonus (as defined in the Employment Agreement) earned for 2010, and no lump sum amount will be paid by DDR to YOU pursuant to Section 8.2(b) of the Employment Agreement;

(c) In accordance with the terms of Section 8.2(c) of the Employment Agreement, subject to the other terms of this Agreement, DDR will pay to YOU a lump sum amount equal to $7,871,719 (consisting of $1,309,219 as payment of YOUR base salary for the period after the Separation Date through December 31, 2012 plus $6,562,500 as payment of an amount measured by and equal to two times YOUR Annual Cash Bonus (as defined in the Employment Agreement) for 2011 at the “Target” level described in the Employment Agreement), which payment, plus interest at the short-term applicable federal rate under Section 7872(f)(2)(A) of the Internal Revenue Code in effect on the Separation Date through the payment date, will be made by DDR as soon as administratively practicable after January 1, 2012, but no later than January 15, 2012; and

(d) In accordance with the terms of Section 8.2(d) of the Employment Agreement, DDR will provide YOU and YOUR eligible dependents with continuing medical, hospitalization, vision, and dental insurance through July 1, 2012 under the plans with respect to which YOU are eligible at the same levels maintained by DDR from time to time between the date of this Agreement and July 1, 2012 for DDR’s employees in the following manner: YOU shall timely elect continuation coverage under DDR’s health and dental plans for YOU and YOUR eligible dependents pursuant to COBRA, and DDR shall pay the COBRA premiums for YOU through July 1, 2012. Such payments will be taxable to YOU.

4. Accelerated Vesting of Shares.     Pursuant to the Amended and Restated 2008 Developers Diversified Realty Corporation Equity-Based Award Plan (Amended and Restated as of June 25, 2009) (the “2008 Equity Plan”) and applicable award agreements under the 2008 Equity Plan, the Executive Compensation Committee of the Board has determined that, in connection with the termination of YOUR employment with DDR, an aggregate of 94,387 Award Shares (as such term is defined in DDR’s Value Sharing Equity Program (“VSEP”), the “Award Shares”) that have been earned by YOU but have not vested as of immediately prior to the Separation Date — consisting specifically of 40,364 Award Shares scheduled to vest on January 31, 2015, 48,747 Award Shares scheduled to vest on July 31, 2014 and 5,276 Award Shares scheduled to vest on January 31, 2014 — will accelerate and vest in full as of the Separation Date (such 94,387 Award Shares, the “Accelerated Award Shares”) and will be delivered to YOU in YOUR name.

5. Cash Payments; Forfeiture of Certain Award Shares.

(a) Pursuant to the terms of Section 8.2(e) of the Employment Agreement, the Board has determined that, in connection with the termination of YOUR employment with DDR, DDR shall pay YOU:

(i) an aggregate lump sum amount in cash equal to the product of (A) 100,000 restricted DDR Common Shares awarded to YOU under a 2009 Retention Award Agreement with DDR that have not vested as of immediately prior to the Separation Date (the “Retention Shares”) — consisting specifically of 100,000 Retention Shares scheduled to vest on December 31, 2012 — (such 100,000 Retention Shares, the “Cashed Out Retention Shares”), multiplied by (B) Fair Market Value (as such term is defined in the Employment Agreement, “Fair Market Value”) as of the Separation Date, and the Cashed Out Retention Shares will thereby be forfeited by YOU, which amount will be paid by DDR to YOU as soon as administratively practicable after the Separation Date, but no later than July 15, 2011; PLUS

(ii) an aggregate lump sum amount in cash equal to the product of (A) 133,429 Award Shares that have been earned by YOU through and including January 31, 2011 under the VSEP that have not vested as of immediately prior to the Separation Date — consisting specifically of 35,088 Award Shares scheduled to vest on January 31, 2014, 48,747 Award Shares scheduled to vest on July 31, 2013, 40,364 Award Shares scheduled to vest on January 31, 2013 and 9,230 Award Shares scheduled to vest on July 31, 2012 — (such 133,429 Award Shares, the “Cashed Out VSEP Shares”), multiplied by (B) Fair Market Value as of the Separation Date, and the Cashed Out VSEP Shares will thereby be forfeited by YOU, which amount will be paid by DDR to YOU as soon as administratively practicable after the Separation Date, but no later than July 15, 2011; PLUS

(iii) a lump sum amount in cash equal to $160,000 (which amount equals the non-employee director fees YOU could have received, based on DDR’s current Board compensation policy, had YOU served on the Board and certain committees of the Board for the 2011-2012 term), which amount will be paid by DDR to YOU as soon as administratively practicable after the end of the Revocation Period, but no later than April 30, 2011; PLUS

(iv) a lump sum amount in cash equal to $30,000 for the fees of legal and other advisors incurred by YOU in connection with entering into this Agreement,

which amount will be paid by DDR to YOU as soon as administratively practicable after the end of the Revocation Period, but no later than April 30, 2011;

provided, that DDR’s payment of the amounts described in Section 5(a) of this Agreement is subject to YOUR timely execution of this Agreement and YOUR non-revocation of this Agreement as described herein.

(b) Pursuant to the terms of Section 9 of the Employment Agreement, DDR shall pay YOU a lump sum amount in cash equal to $300,000 for Continuing Office Support (as such term is defined in the Employment Agreement), which payment will fully and completely satisfy any and all of DDR’s obligations to YOU under Section 9 of the Employment Agreement, which amount, plus interest at the short-term applicable federal rate under Section 7872(f)(2)(A) of the Internal Revenue Code in effect on the Separation Date through the payment date, will be paid by DDR to YOU as soon as administratively practicable after January 1, 2012, but no later than January 15, 2012.

(c) Pursuant to the terms of Section 8.2(e) of the Employment Agreement, the Board has determined that, in connection with the termination of YOUR employment with DDR, DDR shall pay YOU, as soon as administratively practicable after July 31, 2011, but no later than August 15, 2011, an aggregate lump sum amount in cash equal to the product of (i) the Cashed Out Pro Rata VSEP Shares, multiplied by (ii) Fair Market Value as of July 31, 2011, and the Cashed Out Pro Rata VSEP Shares will thereby be forfeited by YOU. For purposes of this Section 5(c): (1) “Pro Rata VSEP Shares” means the number of pro rata Award Shares earned by YOU, if any, through and including May 16, 2011 under the VSEP for the Third Measurement Period (as such term is defined in the VSEP, the “Third Measurement Period”) due to the termination of YOUR employment with DDR on the Separation Date; (2) “Cashed Out Pro Rata VSEP Shares” means a number of Pro Rata VSEP Shares (rounded to the nearest whole Pro Rata VSEP Share) equal to the quotient of (x) the actual dollar amount of YOUR withholding tax obligation for the Pro Rata VSEP Shares divided by (y) Fair Market Value as of July 31, 2011; and (3) the Cashed Out Pro Rata VSEP Shares shall be deemed to consist of those Pro Rata VSEP Shares that are subject under the terms of the VSEP to the longest vesting period under the Vesting Schedule (as such term is defined in the VSEP).

(d) Notwithstanding anything in this Agreement or any other agreement to the contrary, YOU hereby agree to forfeit any Award Shares that YOU may otherwise have been able to earn for the period after May 16, 2011 through and including the Separation Date under the VSEP for the Third Measurement Period due to the termination of YOUR employment with DDR on the Separation Date, and YOU shall have no right to continuing participation in the VSEP after the Separation Date or to earn additional Award Shares under the VSEP after May 16, 2011 except for the Pro Rata VSEP Shares.

(e) YOU and DDR hereby acknowledge and agree that the cash amounts provided under Sections 5(a)(i), 5(a)(ii) and 5(c) of this Agreement are intended to cover YOUR withholding tax obligations with respect to certain restricted DDR Common Shares either awarded to YOU under a 2009 Retention Award Agreement with DDR or earned under the VSEP, and that such cash amounts will be available to and may be used by DDR in satisfaction of such withholding tax obligations.

6. Cooperation.     From and after the Separation Date, YOU agree to cooperate fully with DDR and with DDR’s counsel in connection with any present and future matters involving regulatory bodies, stock exchanges or independent audits, governmental investigations or reviews, and any actual or threatened litigation or administrative proceedings involving DDR that relate to events, occurrences or conduct occurring (or claimed to have occurred) during the period of YOUR employment by DDR, or any investigation, charge, proceeding or other action or potential action by any governmental agency throughout the world involving DDR (collectively, “Legal Matters”). This cooperation by YOU shall include, but not be limited to, the following to the extent allowed by applicable law:

(a)	making YOURSELF reasonably available for interviews and discussions with DDR’s counsel as well as for depositions and trial testimony regarding Legal Matters;

(b)	if depositions or trial testimony regarding Legal Matters are to occur, making YOURSELF reasonably available and cooperating in the preparation for depositions or trial regarding Legal Matters as and to the extent that DDR or DDR’s counsel reasonably requests;

(c)	refraining from impeding in any way DDR’s prosecution or defense of litigation or administrative proceedings regarding Legal Matters;

(d)	cooperating fully in the development and presentation of DDR’s prosecution or defense of litigation or administrative proceedings regarding Legal Matters;

(e)	promptly notifying DDR’s Chief Executive Officer and DDR’s chief legal officer in the event that YOU are contacted by any governmental authority in connection with any investigation, charge or proceeding or any other third party in connection with any actual or threatened Legal Matters involving DDR; and

(f)	promptly executing any statements, affidavits, filings, notices or other documents necessary or appropriate to facilitate the obligations contemplated by this Agreement, including an affidavit substantially in a form previously circulated to YOU regarding the Coventry litigation.

YOU shall be reimbursed by DDR for reasonable travel, lodging, telephone and similar expenses incurred in connection with such cooperation. YOU shall not unreasonably withhold YOUR availability for such cooperation. Upon the Separation Date, YOU shall update DDR as to the status of all pending matters in which YOU were involved.

7. Co-Chairman Emeritus Title.     After YOU cease serving as a director of DDR, YOU shall hold the title of “Co-Chairman Emeritus” of the Board, which will be solely an honorary title (in other words, there will be no compensation or other benefits provided to YOU in connection with such title, and such title shall not entitle YOU to attend meetings of the Board once YOU no longer serve as an elected director of DDR).

8. Application of Section 409A.     Payments and benefits provided under this Agreement are intended to be exempt from, or comply with, Section 409A of the Internal Revenue Code (“Code Section 409A”). This Agreement shall be construed, administered, and governed in a manner that effects such intent, and DDR shall not take any action that would be inconsistent with such intent. Without limiting the foregoing, the payments and benefits provided under this Agreement may not be deferred, accelerated, extended, paid out or modified in a manner that would result in the imposition of additional tax under Code Section 409A. Although DDR shall use its best efforts to avoid the imposition of taxation, interest and penalties under Code Section 409A, the treatment of the benefits provided under this Agreement under Code Section 409A is not warranted or guaranteed. DDR shall not be held liable for any taxes, interest, penalties or other monetary amounts owed by YOU or any other taxpayer under Code Section 409A as a result of this Agreement. YOU hereby acknowledge and agree that, despite the efforts of the Parties to comply with Code Section 409A, notwithstanding anything in this Agreement or the Employment Agreement to the contrary, YOU have no right to any indemnity, gross-up, reimbursement or similar payment from DDR and expressly waive any and all claims against and release DDR with respect to the imposition, if any, of additional tax, interest or penalties under Code Section 409A in connection with this Agreement.

9. Representations.     YOU further represent, warrant and agree that:

(a) YOU are legally competent to enter into this Agreement and that YOU do so voluntarily;

(b)	YOU have been and are hereby advised by DDR that YOU should have an attorney of YOUR choice review this Agreement;

(c)	YOU have been advised by DDR, and YOU acknowledge that YOU have had at least twenty-one (21) days from receipt of this Agreement to determine whether to sign it and to return it; and

(d)	YOU have been advised by DDR that this Agreement may be revoked by YOU within seven (7) days following YOUR signing it (the “Revocation Period”), which revocation would render this Agreement null and void.

In order to revoke, YOU understand that YOU must provide written notice of revocation to DDR. YOUR written notice of the revocation of this Agreement shall be delivered by certified or registered mail (first class postage pre-paid), guaranteed overnight delivery or personal delivery to the following address: Chief Executive Officer, Developers Diversified Realty Corporation, 3300 Enterprise Parkway, Beachwood, Ohio 44122. This Agreement shall not become enforceable or effective until the Revocation Period has expired.

10. Non-Disparagement.     YOU agree that YOU will not, directly or indirectly, defame, disparage or otherwise attempt to damage, or encourage any third party to defame, disparage or otherwise attempt to damage, the name or reputation of DDR, its directors and executive officers (as defined below). YOU further agree that YOU will not provide assistance to or consult with, directly or indirectly, any former, current or future employee of DDR in connection with any claims or disputes alleged by such employee against DDR, unless otherwise required by law. DDR agrees that it will use its best efforts to cause its directors and executive officers (i.e., Chief Executive Officer, all Senior Executive Vice Presidents, all Executive Vice Presidents, and all Senior Vice Presidents) to not defame, disparage or otherwise attempt to damage, YOUR name or reputation, and DDR will not encourage any third party to defame, disparage or otherwise attempt to damage, YOUR name or reputation.

11. Entire Agreement.     YOU acknowledge that YOU have carefully read and fully understand the terms, considerations, and consequences of this Agreement, including the Release of any of YOUR potential claims set forth in Section 2 of this Agreement. YOU further acknowledge that YOU have not relied upon any other representations or statements, whether written or oral, and that this Agreement contains the entire agreement between YOU and DDR, except as otherwise expressly provided herein or in the Employment Agreement. YOU further acknowledge that the covenants and promises made by YOU in this Agreement are in consideration of the payment and other promises made hereunder by DDR, which YOU acknowledge to be sufficient, just and adequate consideration for YOUR covenants and promises. YOU acknowledge that but for YOUR execution of this Agreement, YOU would not be entitled to the amounts being paid to YOU, or on YOUR behalf, hereunder, except for any amounts legally owed under a DDR benefit plan or as otherwise provided in the Employment Agreement.

12. Treatment of the Employment Agreement.     Notwithstanding anything herein to the contrary, YOU acknowledge that upon the Separation Date, the Employment Agreement shall immediately terminate and DDR’s and YOUR rights and obligations provided for therein shall cease, except that Sections 5.2, 8.2, 9, 10, 12, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22 and 23 (but with respect to Sections 5.2 and 23, only to the extent relevant to the preceding listed sections) shall continue to apply in accordance with their terms (except that YOU have agreed herein to all amounts owed to YOU by DDR pursuant to the Employment Agreement and YOU have released all rights to bring any claims with respect thereto).

13. Enforceability and Successors.     In the event that any provision of this Agreement is found, by any court or governmental agency, to be unlawful or unenforceable, YOU and DDR have the right to require both Parties to continue complying with the remaining provisions of this Agreement or the Agreement as a whole as may be modified by the court or governmental agency. In the event of a breach of this Agreement by YOU or DDR, either Party may seek equitable or other relief and/or enforcement in a court of competent jurisdiction in accordance with Section 15 of this Agreement. The provisions of this Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective heirs, executors, legal representatives, successors and permitted assigns.

14. Disclaimer.     YOU acknowledge that (a) neither this Agreement nor compliance with its terms shall be construed as an admission by DDR of a violation of any statutory, contractual, quasi-contractual, common law or other right of YOURS, and (b) neither this Agreement nor the fact of its delivery to YOU shall be admissible in any proceeding as evidence of unlawful or improper conduct by DDR. DDR expressly disclaims any liability to YOU arising out of YOUR employment, separation of employment and otherwise, except for DDR’s obligations (x) as provided in the Employment Agreement and pursuant to any applicable DDR benefit plan if this Agreement is not executed or is revoked during the Revocation Period as expressly permitted herein, or (y) as provided for herein and pursuant to any applicable DDR benefit plan if this Agreement is executed and not revoked during the Revocation Period as expressly permitted herein.

15. Governing Law.     The Parties agree that this Agreement shall be construed in accordance with Ohio law, that any action brought by any Party hereunder may be instituted and maintained only in a state or federal court in Cuyahoga County, Ohio.

16. Interpretation.     This Agreement has been drafted with input from counsel for both Parties and shall be interpreted in accordance with the plain meaning of its terms and not strictly for or against any Party. The Parties agree that if any suit is filed in Cuyahoga County Common Pleas Court regarding the construction or enforcement of this Agreement, such suit is appropriate for and shall be filed on the commercial docket.

[signatures on next page]

DEVELOPERS DIVERSIFIED REALTY CORPORATION

/s/ Scott A. Wolstein		By:	/s/ Daniel B. Hurwitz
Scott A. Wolstein		Name:	Daniel B. Hurwitz
		Title:	President and Chief Executive Officer

Date:	4/11/11	Date:	April 11, 2011